March 20, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. Jacob Luxenburg,

Mr. Kevin Vaughn

Ms. Irene Paik

Ms. Mary Beth Breslin

Re: Zander Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-220790

Dear Mr.Luxenburg, Mr. Vaughn, Ms. Paik and Ms. Breslin:

The following responses address the comments of the Staff (the “Staff”) as set forth in letters dated February 1, 2018 and February 28, 2018 (the “Comment Letter”) relating to the Registration Statement on Form S-1  of Zander Therapeutics, Inc. (The "Company").

1. We note your disclosure on page 17 that each ENTB common and preferred shareholder of record as of the Record Date will receive one common share of the company "for each ____ common and/or preferred shares" of ENTB held of record as of that date. Please also provide such disclosure on the cover page and in the prospectus summary.

The following disclosures are included in the cover page and in the Prospectus Summary

COVER PAGE:

We are furnishing this prospectus to the common and preferred shareholders of The Entest Group, Inc. (formerly Entest Biomedical, Inc. ) a Nevada corporation. This prospectus relates to the distribution on a pro rata basis as a dividend in kind of 3,000,000 of our common shares, par value $0.0001, currently owned by The Entest Group, Inc (“ENTB”) to:

(a)	Holders of record of the outstanding common shares of ENTB as of the record date

(b)	Holders of record of the shares of any outstanding series of the preferred shares of ENTB as of the record date.

Shareholders of ENTB will receive a proportionate allocation of the shares to be distributed in relation to the total number of common and or/preferred shares to which they are shareholders of record as of the record date. The record date is anticipated to be the date that the registration statement on Form S-1 of which this prospectus forms a part is declared effective by the United States Securities and Exchange Commission (“Record Date”). The distribution of the 3,000,000 common shares of Zander Therapeutics, Inc. to the common and preferred shareholders of ENTB will occur ___ days after the Record Date (“Distribution Date”). No fractional shares will be distributed. Where the distribution to the shareholder would result in a fractional share, that distribution will be rounded down to the nearest whole share amount. As of the date of this document, no public market exists for the common shares of Zander Therapeutics, Inc.

PROSPECTUS SUMMARY:

BOUT THIS OFFERING

Shares Issued	ENTB will issue to all ENTB common and preferred shareholders of record on the Record Date a pro rata distribution of 3,000,000 common shares of Zander Therapeutics, Inc., Inc. owned by ENTB. No fractional shares will be distributed. Where the distribution to the shareholder would result in a fractional share, that distribution will be rounded down to the nearest whole share amount.

Distribution Date	____ days after the Record Date.

The Company feels the details of the distribution are adequately disclosed .

Prospectus Summary, page 5. We note your response to our prior comment 4 that you believe the company has disclosed all factors that makes an investment in the common shares of Zander risky or speculative. While we acknowledge your disclosure of risk factors starting on page 10, you should provide in the Prospectus Summary a brief overview of the key aspects of the offering, including a brief discussion of the most significant factors that make the offering speculative or risky. Refer to Instruction to Paragraph 503(a) of Regulation S-K.

The following is included in the Prospectus Summary

An investment in our common stock involves a high degree of risk.  Risk factors include, but are not limited to, our limited operating history, the fact that we do not own our own laboratory or manufacturing facilities, serious doubt over our ability to continue as a going concern, the early stage of development of our products as well as the regulatory climate of the industry in which we compete. In addition, no public market currently exists for shares of our common stock, nor may a public market ever exist, and trading in our common shares, should a public market develop, will most likely be subject to the “penny stock” rules. For a more comprehensive discussion of Risk Factors related to our common shares see “Risk Factors” beginning on page 10.

We note your response to our prior comment 5 that our comment is not applicable to animal drug studies. However, we note your disclosure on page 12 and elsewhere in the prospectus that drug sponsors must submit a New Animal Drug Application (NADA) along with supporting data to establish effectiveness and safety prior to approval. Your current disclosure on page 6 suggests that the FDA approval process requires nothing further after the submission of an Investigational New Animal Drug Application. Please revise your disclosure accordingly.

See current disclosures page 6 and 12 Amendment No 2.

About this Offering

Certain U.S. Federal Income Tax Consequences of the Distribution, page 7

4. We note that you have a filed a tax opinion as Exhibit 99.1 in response to our prior comment 7. Please remove the word "Certain" from the heading of this section and revise as necessary to ensure you have addressed all material tax consequences. Refer to Section III.C.1 of Staff Legal Bulletin No. 19 for guidance.

As per the conversation between Ms. Paik and Mr. Joseph Vaini, see pages 7 and 18.

Relationship between ENTB and the Company subsequent to the Distribution, page 7

5. We note your disclosure in response to our prior comment 6 that ENTB and management of the company combined will control 54% of the voting power of the company following the distribution. Please tell us whether you have included the ownership of Zander management in the 3,000,000 common shares to be distributed in calculating this percentage. If not, please revise your disclosure to include this amount.

The following has been included in the Amended S-1

DISTRIBUTING SECURITY HOLDER

We are furnishing this prospectus to the common and preferred shareholders of The Entest Group, Inc (formerly Entest Biomedical, Inc. ) a Nevada corporation. This prospectus relates to the distribution on a pro rata basis as a dividend in kind of 3,000,000 of our common shares, par value $0.0001, currently owned by Entest Biomedical, Inc (“ENTB”) to:

(a)	Holders of record of the outstanding common shares of ENTB as of the record date

(b)	Holders of record of the shares of any outstanding series of the preferred shares of ENTB as of the record date.

Shareholders of ENTB will receive a proportionate allocation of the shares to be distributed in relation to the total number of common and or/preferred shares to which they are shareholders of record as of the record date (fractional shares will be rounded down to the nearest whole share). The record date is anticipated to be the date that the registration statement on Form S-1 of which this prospectus forms a part is declared effective by the United States Securities and Exchange Commission (“Record Date”). The distribution of the 3,000,000 common shares of Zander Therapeutics, Inc. to the common and preferred shareholders of ENTB will occur ___ days after the Record Date (“Distribution Date”)

Name	Shares Beneficially Owned Prior to The Distribution	Shares to be Distributed	Amount Beneficially Owned Before Distribution	Percent Beneficially Owned After Distribution
	Common	Common	Common	Common
The Entest Group, Inc.	3,000,001	3,000,000	63.05%	Nil
	Series M Preferred	Series M Preferred	Series M Preferred	Series M Preferred
The Entest Group, Inc.	5,000,000	0	55.56%	55.56%

Name	Shares Beneficially Owned Prior to The Distribution	Shares to be Distributed	Amount Beneficially Owned Before Distribution	Percent Beneficially Owned After Distribution
	Common	Common	Common	Common
The Entest Group, Inc.and Management of Zander	3,000,001	3,000,000	63.05%	Nil
	Series M Preferred	Series M Preferred	Series M Preferred	Series M Preferred
The Entest Group, Inc. and Management of Zander	6,500,000	0	72%	72%

Report of Independent Registered Public Accounting Firm, page 50

It appears the audit report is dated September 5, 2017, "except for the disclosure and effects of the matters described in Note 10, as to which the date is January 10, 2018." Please tell us why the audit report is not dual dated to also include the events discussed in Note 9, which occurred subsequent to the original September 5, 2017 audit report date. Refer to AS 4101.12 and AS 3101.05.

See revised audit report included in amended S-1

Recent Sales of Unregistered Shares, page 86

Please revise your disclosure to name the person to whom the issuance of 900,000 common shares was made on October 30, 2017. Refer to Item 701(b) of Regulation SK.

See page 110

On October 30, Zander issued an aggregate of 900,000 of its common shares (“Shares”) to three trusts for whom Brian Devine, a member of the Company’s Business Advisory Board, serves as trustee for consideration of $900,000.

Exhibits

We note that you have not addressed our prior comment 24 and reissue the comment. Please explain why the qualification and assumption in paragraph 4.1 of Exhibit 5.1 is necessary and appropriate to counsel's opinion. For guidance, please refer to Sections II.B.3.a and II.B.3.c of Staff Legal Bulletin No. 19.

See corrected legal opinion filed with S1/A No 2.

Notes to Financial Statements

Related Party Transactions, page 59

We acknowledge your response to our prior comment nine. As requested in the prior comment, please explain to us why you did not accrue the annual anniversary fee ratably over the year, such that an appropriate portion of the expense would be recognized in your interim financial statements for the period ending September 30, 2017. ASC 730-10-25-1 requires recording research and development expense as incurred. Given that the intellectual property is used during the whole period and no additional utilization is received as of these anniversary dates, you have not supported why the expense should not be accrued ratably over the course of the year. Please revise accordingly or provide us with the basis for your methodology.

See further restated Financial Statements, as per our conversation, both of the Anniversary Fees and the Minimum Royalty are accrued during the service period.

Regarding your proposed disclosure regarding stock compensation in response to our prior comments 11 and 12, please revise both your Critical Accounting Policies section as well as Section J of Note 1 to quantify the reduction of debt to your enterprise value as well as the subtotal used to compute your per share amount. Clearly label the subtotal as the portion of enterprise value attributable to shareholders.

See further restated Financial Statements

In responding to our prior comment 12, you note that "Contract Research Organization Fees were recognized as of the date that contracted for studies have been completed and results delivered to the Company". Please tell us why, in accordance with ASC 730-10- 25-1, you do not accrue for the fees in the interim periods the services are provided by the Contract Research Organizations. Please revise accordingly.

There have been no services provided by CROs which extended past the respective accounting periods.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities Act of 1933 . If, at any time, you have any further questions, please let us know.

Sincerely,

/s/ David R. Koos

David R. Koos,